                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT


(Mark One)


(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended December 31, 1996.
                                ------------------
                                OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from            to          .
                                    -----------   ----------


                        Commission File Number  1-5492-1
                                                --------
      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Nashua Corporation Savings Plan for Specified Hourly Employees

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Nashua Corporation
                44 Franklin Street
                Nashua, New Hampshire 03060

NASHUA CORPORATION
------------------

SAVINGS PLAN FOR SPECIFIED
--------------------------

HOURLY EMPLOYEES
----------------

FINANCIAL STATEMENTS
--------------------

DECEMBER 31, 1996 AND 1995
--------------------------

                               NASHUA CORPORATION
                               ------------------

                   SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                   -------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------




                                                                          PAGES
                                                                          -----

Financial Statements:

     Report of Independent Accountants                                       1

     Statement of Net Assets Available for Plan Benefits
         (With Fund Information) as of December 31, 1996 and 1995          2-3

     Statement of Changes in Net Assets Available for Plan Benefits
         (With Fund Information) for the Years Ended
         December 31, 1996 and 1995                                        4-5


     Notes to Financial Statements                                         6-9



Supplementary Information:  *

* Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       [PRICE WATERHOUSE LLP LETTERHEAD]



                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------



June 18, 1997


To the Participants and Administrator
of the Nashua Corporation Savings Plan
for Specified Hourly Employees


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Savings Plan for Specified Hourly Employees (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Price Waterhouse LLP
------------------------------------
Price Waterhouse LLP

                               NASHUA CORPORATION
                   SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1996


                                            Guaranteed     Nashua
                                            Investment     Common                                             Equity-       Growth
                                             Contract      Stock       Puritan     Magellan                   Income       Company
                                               Fund         Fund        Fund        Fund       Contrafund      Fund          Fund
                                               ----         ----        ----        ----       ----------      ----          ----

Assets:
    Guaranteed Investment Contracts,
       at Contract Value                     $19,326       $   --       $  --      $    --       $   --       $   --       $    --
    Investments at Fair Value:
       Nashua Common Stock Fund                   --        4,443          --           --           --           --            --
       Mutual Funds                               --           --          --       12,838        2,107        1,459        15,187
       Collective Investment Fund             30,488           --          --           --           --           --            --
    Cash                                         773           --          --           --           --           --            --
                                             --------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits       $50,587       $4,443       $  --      $12,838       $2,107       $1,459       $15,187
                                             ======================================================================================


                                               Asset               Pacific   Intermediate          Gov't Money
                                              Manager    Europe     Basin       Bond                  Market      Loan
                                               Fund       Fund       Fund       Fund    Sm Cap Stk     Fund       Fund        Total
                                               ----       ----       ----       ----    ----------     ----       ----        -----

Assets:
    Guaranteed Investment Contracts,
       at Contract Value                     $--           $--      $ --       $--        $--        $   --       $--        $19,326
    Investments at Fair Value:
       Nashua Common Stock Fund               --            --        --        --         --            --        --          4,443
       Mutual Funds                           --            9        161        --         --         1,000        --         32,761
       Collective Investment Fund             --            --        --        --         --            --        --         30,488
    Cash                                      --            --        --        --         --            --        --            773
                                             --------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits       $--           $--      $161       $--        $--        $1,000       $--        $87,791
                                             ======================================================================================




                See accompanying notes to financial statements.

                               NASHUA CORPORATION
                   SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1995



                                            Guaranteed     Nashua
                                            Investment     Common                                   Equity-       Growth     Asset
                                             Contract       Stock       Puritan        Magellan      Income       Company   Manager
                                               Fund         Fund         Fund           Fund          Fund          Fund     Fund
                                               ----         ----         ----           ----          ----          ----     ----

Assets:
     Guaranteed Investment Contracts,
         at Contract Value                   $33,257       $   --       $    --       $    --       $   --       $    --      $-
     Investments at Fair Value:
         Nashua Common Stock Fund                 --        9,168            --            --           --            --       -
         Mutual Funds                             --           --        11,505        29,307        4,057        13,860       -
         Collective Investment Fund           40,962           --            --            --           --            --       -
     Cash                                      2,130           --            --            --           --            --       -
     Employee Contributions Receivable           292           --            66           227           53            14       -
     Employer Contributions Receivable           113           --            25            88           20             5       -
     Participant Loans Receivable, at
         Fair Value                               --           --            --            --           --            --       -
                                            ---------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits       $76,754       $9,168       $11,596       $29,622       $4,130       $13,879      $0
                                            =======================================================================================


                 See accompanying notes to financial statements.


                                                          Pacific  Intermediate    Gov't Money
                                             Europe        Basin        Bond         Market          Loan
                                             Fund          Fund         Fund          Fund           Fund           Total
                                             ----          ----         ----          ----           ----           -----
Assets:
     Guaranteed Investment Contracts,
         at Contract Value                     $--         $ --         $--         $   --         $   --         $ 33,257
     Investments at Fair Value:
         Nashua Common Stock Fund               --           --          --             --             --            9,168
         Mutual Funds                           12          165          --          1,026             --           59,932
         Collective Investment Fund             --           --          --             --             --           40,962
     Cash                                       --           --          --             --             --            2,130
     Employee Contributions Receivable          --           --          --             --             --              652
     Employer Contributions Receivable          --           --          --             --             --              251
     Participant Loans Receivable, at
         Fair Value                             --           --          --             --          2,996            2,996
                                             --------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits         $12         $165         $ 0         $1,026         $2,996         $149,348
                                             ======================================================================================




                 See accompanying notes to financial statements.

                               NASHUA CORPORATION
                  SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            (WITH FUND INFORMATION)
                         YEAR ENDED DECEMBER 31, 1996

                                                 Guaranteed    Nashua
                                                 Investment    Common                                          Equity-   Growth
                                                  Contract      Stock      Puritan    Magellan                 Income    Company
                                                    Fund        Fund        Fund        Fund     Contrafund     Fund      Fund
                                                    ----        ----        ----        ----     ----------     ----      ----

Sources of Net Assets:

  Employee Contributions                         $   (169)   $     --    $     32    $   (129)   $     --   $     70    $     35
  Employer Contributions                              (52)          6          24         (18)         --         41          20
  Investment Income                                 2,732          --         122       2,449          88        142         682
  Net Appreciation of Investments                       1          97         394          --          19        359       1,620
  Loan Repayments                                     --          --          --          --          --         --          --
  Loan Interest                                       --          --          --          --          --         --          --
                                                 -------------------------------------------------------------------------------
                                                    2,512         103         572       2,302         107        612       2,357
                                                 -------------------------------------------------------------------------------

Applications of Net Assets:

  Plan Withdrawals                                 15,435       4,226      11,135       4,392        --        2,690       1,049
  Net Depreciation of Investments                     --           597        --           903        --         --          --
  Loan Withdrawals                                    --          --          --          --          --         --          --
  Transfers to Employee Savings Plan               12,986        --         1,013      11,681        --          533        --
  Administrative Expenses                             258           5          20         110        --           60        --
                                                 -------------------------------------------------------------------------------
                                                   28,679       4,828      12,168      17,086        --        3,283       1,049
                                                 -------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
  During the Year                                 (26,167)     (4,725)    (11,596)    (14,784)        107     (2,671)      1,308
Net Transfers Between Funds                          --          --          --        (2,000)      2,000       --          --
Net Assets Available for Plan Benefits:
  Beginning of Year                                76,754       9,168      11,596      29,622        --        4,130      13,879
  End of Year                                    $ 50,587    $  4,443    $   --      $ 12,838    $  2,107   $  1,459    $ 15,187
                                                 ===============================================================================



                                          Asset                 Pacific  Intermediate Small Cap  Gov't Money
                                         Manager     Europe      Basin      Bond        Stock       Market       Loan
                                          Fund        Fund       Fund       Fund        Fund        Fund         Fund        Total
                                          ----        ----       ----       ----        ----        ----         ----        -----

Sources of Net Assets:


  Employee Contributions                  $--         $--         $ --       $--         $--      $   --       $   --     $   (161)
  Employer Contributions                   --           4           --        --          --          11           --           36
  Investment Income                        --           1            1        --          --          52           --        6,269
  Net Appreciation of Investments          --           2           --        --          --          --           --        2,492
  Loan Repayments                          --          --           --        --          --          --           --           --
  Loan Interest                            --          --           --        --          --          --           --           --
                                         ------------------------------------------------------------------------------------------
                                           --           7            1        --          --          63           --        8,636
                                         ------------------------------------------------------------------------------------------

Applications of Net Assets:

  Plan Withdrawals                         --          --           --        --          --          --        2,996       41,923
  Net Depreciation of Investments          --          --            5        --          --          --           --        1,505
  Loan Withdrawals                         --          --           --        --          --          --           --           --
  Transfers to Employee Savings Plan       --          --           --        --          --          --           --       26,213
  Administrative Expenses                  --          10           --        --          --          89           --          552
                                         ------------------------------------------------------------------------------------------
                                           --          10            5        --          --          89        2,996       70,193
                                         ------------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
  During the Year                          --          (3)          (4)       --          --         (26)      (2,996)     (61,557)
Net Transfers Between Funds                --          --           --        --          --          --           --           --
Net Assets Available for Plan Benefits:
  Beginning of Year                        --          12          165        --          --       1,026        2,996      149,348
                                         ------------------------------------------------------------------------------------------
  End of Year                             $--         $ 9         $161       $--         $--      $1,000       $   --    $  87,791
                                         ==========================================================================================




                 See accompanying notes to financial statements.

                               NASHUA CORPORATION
                 SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           (WITH FUND INFORMATION)
                         YEAR ENDED DECEMBER 31, 1995


                                             Guaranteed    Nashua
                                             Investment    Common                              Equity-     Growth     Asset
                                               Contract     Stock      Puritan     Magellan    Income      Company    Manager
                                                Fund        Fund         Fund        Fund        Fund        Fund      Fund
                                                ----        ----         ----        ----        ----        ----      ----

Sources of Net Assets:


     Employee Contributions                   $ 8,225     $    926      $ 2,029     $ 6,661     $1,784     $   534     $--
     Employer Contributions                     2,332        2,292          336       1,719        846         122      --
     Investment Income                          3,543           --          575       1,817        304         630      --
     Net Appreciation of Investments               --           --        1,257       7,202        823       3,214      --
     Loan Repayments                               --           --           --           4         --          --      --
     Loan Interest                                 16           --            4          --         --          --      --
                                             ----------------------------------------------------------------------------------
                                               14,116        3,218        4,201      17,403      3,757       4,500      --
                                             ----------------------------------------------------------------------------------

Applications of Net Assets:

     Plan Withdrawals                           1,476        1,809           --      11,609      2,513         427      --
     Net Depreciation of Investments              208        4,631           --          --         --          --      --
     Loan Withdrawals                              --           --           --          --         --          --      --
     Administrative Expenses                      237            9           37         100          3           3       2
                                             ----------------------------------------------------------------------------------
                                                1,921        6,449           37      11,709      2,516         430       2
                                             ----------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
     During the Year                           12,195       (3,231)       4,164       5,694      1,241       4,070      (2)

Net Transfers Between Funds                        --       (1,159)          --       1,159         --          --      --

Net Assets Available for Plan Benefits:

     Beginning of Year                         64,559       13,558        7,432      22,769      2,889       9,809       2
                                             ----------------------------------------------------------------------------------

     End of Year                              $76,754     $  9,168      $11,596     $29,622     $4,130     $13,879     $--
                                             ==================================================================================

                                                        Pacific  Intermediate  Gov't Money
                                              Europe      Basin      Bond         Market         Loan
                                               Fund       Fund       Fund         Fund           Fund          Total
                                               ----       ----       ----         ----           ----          -----
Sources of Net Assets:

     Employee Contributions                   $ 72        $164      $ --        $  327        $   --         $ 20,722
     Employer Contributions                     32          --        --           153            --            7,832
     Investment Income                          --          --        --            55            --            6,924
     Net Appreciation of Investments            10           1        --            --            --           12,507
     Loan Repayments                            --          --        --            --            (4)              --
     Loan Interest                              --          --        --            --            --               20
                                             -------------------------------------------------------------------------
                                               114         165        --           535            (4)          48,005
                                             -------------------------------------------------------------------------

Applications of Net Assets:

     Plan Withdrawals                          118          --        --           279            --           18,231
     Net Depreciation of Investments            --          --        --            --            --            4,839
     Loan Withdrawals                           --          --        --            --            --               --
     Administrative Expenses                     8          --         2            11            --              412
                                             -------------------------------------------------------------------------
                                               126          --         2           290            --           23,482
                                             -------------------------------------------------------------------------

Increase (Decrease) in Net Assets
     During the Year                           (12)        165        (2)          245            (4)          24,523

Net Transfers Between Funds                     --          --        --            --            --               --

Net Assets Available for Plan Benefits:

     Beginning of Year                          24          --         2           781         3,000          124,825
                                             -------------------------------------------------------------------------

     End of Year                              $ 12        $165      $ --        $1,026        $2,996         $149,348
                                             =========================================================================





                 See accompanying notes to financial statements.

                               NASHUA CORPORATION
                               ------------------
                   SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                   -------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Nashua Corporation Savings Plan for Specified Hourly Employees ("the Plan") are presented on the accrual basis of accounting.

Plan Establishment
------------------

The Plan was established January 1, 1992 for hourly employees at Nashua Corporation's Santa Clara facility. Subsequently, the hourly employees of Nashua Corporation's Exeter facility were eligible to participate in the Plan. On May 25, 1994 Nashua Corporation's Santa Clara facility was sold and the Plan transferred $1,214,400 to a plan established by the buyer.

Asset Maintenance
-----------------

Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to twelve Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager Fund, Fidelity Intermediate Bond Fund, Fidelity Contrafund, Fidelity Small Cap Stock Fund, Fidelity Spartan U.S. Equity Index Portfolio, or Fidelity Retirement Government Money Market Fund), a Guaranteed Investment Contract Fund managed by the Trustee or the Nashua Common Stock Fund. The Fidelity Small Cap Stock Fund, Fidelity Contrafund and Fidelity U.S. Equity Index Fund (changed to the Spartan U.S. Equity Index Fund in 1996) were new investment options in 1995.

The Plan's assets are commingled with assets of the Nashua Corporation Employees' Savings Plan in a participant-directed master trust arrangement. The Plan's participation in the net assets of the master trust is recorded based on individual plan participants' account balances. Investment income and expenses for each investment option are allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

Investment Valuation
--------------------

Common shares of Nashua Corporation ("the Company") held in the Plan are valued at closing sales prices supplied by a pricing service. The Plan's guaranteed investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund and collective investment fund accounts are valued at the respective funds' closing net asset values. Investment transactions are recorded on the trade date. Participant loans are valued at cost plus accrued interest which approximates fair value. Cost is determined on an average cost basis.

Investment Income
-----------------

Income from investments is recorded as earned on an accrual basis.

Contributions
-------------

The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested. 401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Employees can direct their contributions and the Company matching contribution into any of the investment funds available for their contributions. Employee's contributions into the Nashua Common Stock Fund are limited to 25% of their account balance.

Withdrawals and Loans
---------------------

Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1995, there was one loan outstanding totalling $2,996, which was paid off in full during 1996.

Expenses
--------

Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan. Fees for participant loans are paid by the Plan and are reflected in the accompanying financial statements as administrative expenses.

Use of Estimates
----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimated.

Federal Income Tax Status
-------------------------

The Company was advised by the U.S. Treasury Department on November 17, 1993 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is exempt from federal income taxes. The Plan has since been amended, however, a new letter has not yet been requested. Management believes that the Plan, as amended, and its operations have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

NOTE 2 - GENERAL DESCRIPTION OF THE PLAN
----------------------------------------

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.

2. TERMINATION - The Plan is administered by the Nashua Audit/Finance & Investment Committee, which is composed of officers of the Company. The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants.

NOTE 3 - INVESTMENTS
--------------------
The Plan's investments, excluding the Guaranteed Investment Contract Fund, are summarized as follows:

                                                         December 31,
                                                   ---------------------
                                                   1996             1995
                                                   ----             ----
       Nashua Common Stock Fund                  $ 4,443          $ 9,168
       Fidelity Puritan Fund                          --           11,505
       Fidelity Magellan Fund                     12,838           29,307
       Fidelity Contrafund                         2,107               --
       Fidelity Equity Income Fund                 1,459            4,057
       Fidelity Growth Company Fund               15,187           13,860
       Fidelity Asset Manager Fund                    --               --
       Fidelity Europe Fund                            9               12
       Fidelity Pacific Basin Fund                   161              165
       Fidelity Retirement Government
          Money Market Fund                        1,000            1,026
                                                 -------          -------
                                                 $37,204          $69,100
                                                 =======          =======

NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND
--------------------------------------------
The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                              December 31,
                                                        ----------------------
                                                        1996              1995
                                                        ----              ----
  Pacific Mutual Life Insurance Company
       5.3% Due 3/30/99 - 6/30/99                     $ 2,150           $ 3,809
  State Mutual Life Assurance
       5.48% Due 1/1/98 - 1/3/99                        1,782             3,769
  Life of Virginia
       8.32% Due 3/31/97                                3,000             4,031
  Lincoln National Life Insurance Company
       6.28% Due 12/31/96                               2,565             5,860
  People's Security Life
       5.52% Due 2/28/00                                1,565             5,862
  People's Security Life
       5.41% Due 2/28/00                                1,146             2,114
  Confederation Life Insurance Company
       8.77% Due 1/3/95                                 7,118             7,812
  Fidelity Managed Income Portfolio II                 30,488            40,962
  Cash                                                    773             2,130
                                                      -------           -------
                                                      $50,587           $76,349
                                                      =======           =======

The average yields of the Guaranteed Investment Contract Fund for the periods ended December 31, 1996 and 1995 were 4.8% and 4.9%, respectively. Crediting interest rates remained the same, as noted above, for both 1996 and 1995.

The issuing institution's ability to meet its contractual obligation under the respective contracts may be affected by future economic and regulatory developments in the insurance industry.

On August 12, 1994 Canadian regulators seized control of Confederation Life Insurance Company. As a result, the Plan's investment in that carrier's contract was frozen until regulators finalized a rehabilitation plan. Interest accrual ceased on August 12, 1994. The trustee, under the Plan of Rehabilitation, has recently completed a series of payments to all plan contract holders. Account balances as of the date of seizure remained intact and a small interest payment (approximately 7%) was credited to participants accounts as well. Payments made subsequent to year end were $2,740,944 on April 25, 1997 and $349,052 on May 24, 1997.

NOTE 5 - SAVINGS PLANS MASTER TRUST
-----------------------------------

The assets of the Plan have been commingled with assets of another Company savings plan in the Nashua Corporation Savings Plans Master Trust ("the Master Trust"). The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below is prepared. The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable. The Plan owned approximately 0.1% and 0.2% of the Master Trust as of December 31, 1996 and 1995, respectively.


                                                                            December 31,
                                                                       ----------------------
                                                                       1996              1995
                                                                       ----              ----
  Statement of Net Assets
  Available for Plan Benefits:
      Guaranteed Investment Contracts, at Contract Value           $ 7,451,125         $9,368,121
      Nashua Common Stock Fund, at Fair Value                        3,213,925          3,995,146
      Mutual Funds, at Fair Value                                   37,776,562         33,446,659
      Collective Investment Fund, at Fair Value                     11,084,095         10,229,676
      Cash                                                             281,044            531,900
      Employee Contributions Receivable                                 48,897            312,251
      Employer Contributions Receivable                                 17,147            110,343
      Participant Loans Receivable, at Fair Value                    2,685,736          2,608,847
                                                                   -----------        -----------
    Net Assets Available for Plan Benefits                         $62,558,531        $60,602,943
                                                                   ===========        ===========



                                                                        Year Ended December 31,
                                                                        -----------------------
                                                                        1996               1995
                                                                        ----               ----
Statement of Changes in Net Assets
    Available for Plan Benefits:
    Sources of Net Assets:
      Employee Contributions                                        $3,615,103        $ 4,406,498
      Employer Contributions                                         1,249,798          1,520,574
      Investment Income                                              4,948,193          2,762,262
      Net Appreciation of Investments                                1,591,827          5,328,978
      Rollovers In                                                      32,952                 --
      Loan Interest                                                    208,324            176,825
                                                                   -----------        -----------
                                                                     1,646,197         14,195,137
                                                                   -----------        -----------
    Applications of Net Assets:
      Plan Withdrawals                                               7,039,555          4,355,061
      Net Depreciation of Investment                                 1,236,846          1,845,582
      Administrative Expenses                                           50,128             29,644
      Rollovers Out                                                  1,364,080                 --
                                                                     ---------        -----------

                                                                     9,690,609          6,230,287
                                                                    ----------        -----------

    Increase (Decrease) in Net Assets During the Year               $1,955,588        $ 7,964,850
                                                                    ==========        ===========


The Master Trust purchased 69,700 and 36,300 common shares of Nashua Corporation at a total cost of $941,484 and $617,519 during 1996 and 1995, respectively. The Master Trust received $1,421,147 and $222,104 from the sale of 96,685 and 13,200 common shares of Nashua Corporation during 1996 and 1995, respectively.

NASHUA CORPORATION SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned therunto duly authorized.


                                     NASHUA CORPORATION SAVINGS PLAN
                                     FOR SPECIFIED HOURLY EMPLOYEES.


Date: July 14, 1997                  By: /s/ Paul Buffum
                                         -------------------------------------
                                         Paul Buffum
                                         Nashua Corporation Vice President,
                                         General Counsel and Secretary

                  CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 18, 1997 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for the year ended December 31, 1996 included with this Form 11-K. We also consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 18, 1997 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for Specified Hourly Employees for the year ended December 31, 1996 included with this Form 11-K.



/s/ PRICE WATERHOUSE LLP
------------------------------------------
PRICE WATERHOUSE LLP
Boston, Massachusetts
July 11, 1997